Filed by Velodyne Lidar, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Velodyne Lidar, Inc.

Commission File No.: 001-38703

OUSTER AND VELODYNE PROPOSED MERGER FAQ

Transaction Overview

On November 4, 2022, Ouster and Velodyne entered into a definitive agreement to merge in an all-stock transaction. The proposed merger is expected to be completed in the first half of 2023.

The proposed merger is expected to drive significant value creation and result in a strong financial position through robust product offerings, increased operational efficiencies, and a complementary customer base in fast-growing end markets.

The proposed merger aims to position the combined company to drive scale and compete in the large and fast-growing market for sensing technologies, including established technologies like cameras, radar, GPS, and other sensor modalities.

Under the terms of the merger agreement, each Velodyne share will be exchanged for 0.8204 shares of Ouster at closing. The proposed transaction will result in existing Velodyne and Ouster shareholders each owning approximately 50% of the combined company.

The consummation of the proposed merger is subject to receipt of the requisite stockholder voles for each of Velodyne and Ouster and satisfaction of other customary closing conditions. Both companies will continue to operate their businesses independently until the close of the proposed merger transactions. The name of the combined company will be confirmed at closing. The proposed merger is expected to be completed in the first half of 2023.

Leadership and Governance

The combined company will be led by Angus Pacala, who will serve as Chief Executive Officer, and Dr. Ted Tewksbury, who will serve as Executive Chairman of the Board of Directors. The Board of Directors will be comprised of eight members, with each company expected to contribute an equal number of members from its respective existing Boards. The full Board of Directors and executive team will be announced at a later date.

Product Offerings

The combined company is expected to offer a robust suite of products, including verticalized software solutions, to continue to serve a diverse set of end customers while executing on an innovative product roadmap to meet the future needs of the market.

The focus of the combined company will continue to be its customers, and ensuring they have access to premier hardware and software solutions for their research, development, and production needs.

Building a software ecosystem will continue to be an important part of the product roadmap to catalyze growth and create a new attractive revenue stream. This software ecosystem will include best-in-class tools to simplify development for customers, accelerate their time to market, and ease the barrier of entry for new target markets.

More details on the combined company’s product offering will be provided after the closing of the proposed merger.

Operational Synergies

Operational synergies across engineering, manufacturing, and general administration are expected to support an optimized cost-structure. With an expanded global commercial footprint and distribution network, the combined company expects to drive increased volumes and reduce product costs more quickly. Further, a unified engineering team, compelling product roadmap, and focused customer success team will aim to provide best-in-class hardware, software, and support to customers.

Customers

The focus of the combined company will continue to be its customers, and ensuring they have access to the premier hardware and software solutions for their research, development, and production needs.

The combined company expects to offer a robust suite of products, including verticalized software solutions, to continue to serve a diverse set of end-customers while executing on an innovative product roadmap to meet the future needs of the market. A unified engineering team, innovative product roadmap, and focused customer success team will aim to provide best-in-class hardware, software, and support to customers.

Further, the combined company anticipates that it will be able to offer reduced product costs to its customers as it leverages its complementary partners and distribution channels to scale lidar adoption across its fast-growing end markets.

Partners and Suppliers

Both Velodyne and Ouster have built strong relationships with pivotal solution integration, distribution, research and development, component technology, and manufacturing partners and suppliers. These partners and suppliers have contributed immensely to the independent success of both companies.

The combined company expects to look to identify operational synergies across its complementary partner and supplier base as it evaluates its future product offerings and scales lidar adoption across its fast-growing end markets.

Financial Position

Combined partners and distribution channels, coupled with reduced product costs and a robust product roadmap, will aim to extend the combined company’s commercial reach to accelerate lidar adoption. Management will also expects to streamline operational expenditures to build an overall cost structure that is in line with the projected revenue growth of the combined company.

Ouster and Velodyne had a combined cash balance of the combined company is approximately $355 million as of September 30, 2022. Compared to stand-alone cost structures as of September 30, 2022, the combined company expects to realize annualized operational expenditure synergies of at least $75 million within nine months after closing the proposed transaction merger.

IP Position

The combined company is expected to hold one of the strongest IP positions in and around lidar with 173 granted, and 504 pending patents. This is further strengthened by over 20 years of combined experience in lidar technology innovation.

Transaction Details

Barclays Capital Inc. is serving as financial advisor and Latham & Watkins LLP is serving as legal advisor to Ouster. BofA Securities, Inc. is serving as financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP is serving as legal advisor to Velodyne.

Ouster and Velodyne will each file the full text of the merger agreement with the Securities and Exchange Commission on Form 8-K within four business days of the date of this release. Investors and securityholders of each company are advised to review these filings for the full terms of the proposed combination, as well as any future filings made by the companies, including the Form S-4 Registration Statement to be filed by Ouster and related Joint Proxy Statement/Prospectus included therein.

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Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities law. Such statements are based upon current plans, estimates and expectations of the management of Ouster, Inc. (“Ouster”) and Velodyne Lidar, Inc. (“Velodyne”) that are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “forecast,”

“guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction; the cash position of the combined company; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Ouster’s and Velodyne’s plans, estimates or expectations could include, but are not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect Ouster’s and Velodyne’s businesses and the price of their respective securities; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the potential failure to satisfy the conditions to the consummation of the proposed transaction, including obtaining stockholder and regulatory approvals; (iii) the proposed transaction may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement, pendency or completion of the proposed transaction on the ability of Ouster or Velodyne to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Ouster or Velodyne does business, or on Ouster’s or Velodyne’s operating results and business generally; (v) Ouster’s or Velodyne’s respective businesses may suffer as a result of uncertainty surrounding the proposed transaction and disruption of management’s attention due to the proposed transaction; (vi) the outcome of any legal proceedings related to the proposed transaction or otherwise, or the impact of the proposed transaction thereupon; (vii) Ouster or Velodyne may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement and the proposed transaction; (ix) restrictions during the pendency of the proposed transaction that may impact Ouster’s or Velodyne’s ability to pursue certain business opportunities or strategic transactions; (x) the risk that Ouster or Velodyne may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or that required governmental and regulatory approvals may delay the consummation of the proposed transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xi) risks that the anticipated benefits of the proposed transaction or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, economic, competitive and technological changes; (xiii) risks relating to the value of the Ouster shares to be issued in the proposed transaction; (xiv) the risk that integration of the proposed transaction post-closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects and synergies expected from the proposed transaction, as well as the risk of potential delays, challenges and expenses associated with integrating the combined company’s existing businesses; (xv) exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of Ouster’s and Velodyne’s traded securities; (xvi) the impact of the COVID-19 pandemic on Ouster’s and Velodyne’s business and general economic conditions; (xvii) the market for and adoption of lidar and related technology and the combined company’s ability to compete in a market that is rapidly evolving and subject to technological developments; (xviii) the impact of cost increases and supply chain shortages in the components needed for the production of lidar products and related technology; and (xix) the unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Ouster’s and Velodyne’s response to any of the aforementioned factors. Additional factors that may affect the future results of Ouster and Velodyne are set forth in their respective filings with the United States Securities and Exchange Commission (the “SEC”), including each of Ouster’s and Velodyne’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Ouster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 in Part I, Item 1A, “Risk Factors,” as updated by Ouster’s most recent Quarterly Report on Form 10-Q in Part II, Item 1A, “Risk Factors” and Velodyne’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, in Part I, Item 1A, “Risk Factors.” The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning Ouster and Velodyne and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Any such forward-looking statements represent management’s reasonable estimates and beliefs as of the date of this document. While Ouster and Velodyne may elect to update such forward-looking statements at some point in the future, they disclaim any obligation to do so, other than as may be required by law, even if subsequent events cause their views to change.

Additional Information

In connection with the proposed transaction, Ouster and Velodyne plan to file with the SEC and mail or otherwise provide to their respective stockholders a joint proxy statement/prospectus regarding the proposed transaction (as amended or supplemented from time to time, the “Joint Proxy Statement/Prospectus”). INVESTORS AND OUSTER’S AND VELODYNE’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF OUSTER AND VELODYNE WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain a free copy of the Joint Proxy Statement/Prospectus and other documents containing important information about Ouster and Velodyne, once such documents are filed with the SEC, from the SEC’s website at www.sec.gov. Ouster and Velodyne make available free of charge at www.ouster.com and www.velodynelidar.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

Ouster, Velodyne and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of Ouster and Velodyne in connection with the proposed transaction. Securityholders may obtain information regarding the names, affiliations and interests of Ouster’s directors and executive officers in Ouster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 28, 2022, and its definitive proxy statement for the 2022 annual meeting of stockholders, which was filed with the SEC on April 27, 2022. Securityholders may obtain information regarding the names, affiliations and interests of Velodyne’s directors and executive officers in Velodyne’s definitive proxy statement for the 2022 annual meeting of stockholders, which was filed with the SEC on April 29, 2022. Additional information regarding the interests of such individuals in the proposed transaction will be included in the Joint Proxy Statement/Prospectus relating to the proposed transaction when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, Ouster’s website at www.ouster.com and Velodyne’s website at www.velodynelidar.com.

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